UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Westbound & Down Brewing, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    March 1, 2018

Physical Address of Issuer:

2755 Dagny Way, Unit 101, Lafayette, CO 80026, United States

Website of Issuer:

www.westboundanddown.com

Is there a Co-Issuer?* _X_ *Yes* ___ *No

Name of Co-Issuer:

Westbound & Down Brewing CF Investors SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

January 24, 2025

Physical Address of Co-Issuer:

2755 Dagny Way, Unit 101, Lafayette, CO 80026, United States

Website of Co-Issuer:

None

Current Number of Employees:

143

	Most recent fiscal year-end (2025)	**Prior fiscal year-end (2024)**
Total Assets	$7,131,212	$6,018,002
Cash & Cash Equivalents	$365,232	$792,625
Accounts Receivable	$384,582	$0
Current Liabilities	$1,358,859	$820,640
Long-Term Liabilities	$7,667,011	$8,663,980
Revenues/Sales	$11,440,867	$5,115,340
Cost of Goods Sold	$4,127,517	$2,901,490
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(2,275,460)	$(791,727)

TABLE OF CONTENTS


April 29, 2026

Westbound & Down Brewing, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Westbound & Down Brewing, Inc. ("**Westbound & Down**," the "**Company,**" "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through Westbound & Down Brewing CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.westboundanddown.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 29, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of

historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Westbound & Down Brewing, Inc.
(Issuer)

By:/s/Jacob Gardner
(Signature)

Jacob Gardner
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jed MacArthur
(Signature)

Jed MacArthur
(Name)

Director
(Title)

April 29, 2026
(Date)

/s/ Daniel Brown
(Signature)

Daniel Brown
(Name)

Director
(Title)

April 29, 2026
(Date)

/s/ Lindsay McFarlane
_____
(Signature)

Lindsay McFarlane
_____
(Name)

Director
_____
(Title)

April 29, 2026
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2026

Westbound & Down Brewing, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Westbound & Down Brewing, Inc. manufactures craft beer for distribution and operates brewpubs in Colorado that sell food as well as beer. The Company currently has 5 brewpub locations in Lafayette, Idaho Springs, Basalt, Aspen and Downtown Denver and also operates two warehouses.

The Company was incorporated in Delaware on March 1, 2018, and is headquartered in Lafayette, Colorado. The Company sells its products at its retail locations in Colorado as well as to distributors in Colorado and certain other states.

The Company has a wholly-owned subsidiary, High Country Brewing LLC, which was organized on December 17, 2020, in the state of Colorado. This entity is a party to a certain lease and holds certain brewpub licenses and contracts. Additionally, the Company owns sixty percent (60%) of Watershed Legacy LLC, organized on October 6, 2023 in the state of Colorado, which operates the Company's Aspen location.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.westboundanddown.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the Directors and Officers, or their affiliates, and they will exercise voting control.

The Directors and officers of the Company, including their affiliates, beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these Directors and officers, and their affiliates, may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These Directors and officers, and their affiliates, may have interests that are different from yours. For example, these Directors and officers, and their affiliates, may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Directors and officers, and their affiliates, could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved,

and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide supplies and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we acquire ingredients or supplies, do not provide such ingredients or supplies which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular ingredient or supply. The supply of ingredients or supplies for our new or existing products could be delayed or constrained, or a key manufacturing vendor could delay shipments of ingredients or supplies to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-

competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections

and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the fishing industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision.

We may not be successful in effecting our expansion plans.

We intend to expand our operations by opening additional brewpub locations in Colorado and launching brewpubs in other states outside of Colorado. This expansion will require us to implement our business plan effectively. Any delays or issues related to opening these new locations could result in additional expenses and a loss in expected revenues. Moreover, if customers and revenues in these new locations do not materialize as expected, this could also impact our success. As such, if we are unable to implement our expansion plans effectively, it could have a material adverse effect on our business, financial condition and results of operations.

We must continuously monitor our inventory and product mix against forecasted demand

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before our products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall ingredients failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government support programs, changes in international trading policies, impacts of disease outbreaks and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Changes in public attitudes and drinker tastes could harm the Company's business. Regulatory changes in response to public attitudes could adversely affect the Company's business.

The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. The domestic beer industry has experienced a decline in shipments over the last ten years. The Company believes that this decline is due to, among other things, declining alcohol consumption per person in the population, health and wellness trends and increased competition from wine and spirits companies. If consumption of the Company's products in general were to come into disfavor among domestic drinkers, or if the domestic alcohol beverage industry were subjected to significant additional societal pressure or governmental regulations, the Company's business could be materially adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to

provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, the sale of beer, both in brewpubs and through sales to out of state distributors, is highly regulated and the Issuer operates under granted licenses. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

Westbound & Down Brewing, Inc. manufactures craft beer for distribution and operates brewpubs in Colorado that sell food as well as beer. The Company currently has 5 brewpub locations.

Business Plan

The Company's origins go back to 1992 when Will McFarlane founded DBC Trading Post II, LLC and operated a restaurant named the Buffalo Bar and Grill from 1992 until 2014. Will McFarlane passed away in 2008 and the ownership transferred to the McFarlane Family Trust. In 2014, the restaurant was closed and renovations began on the original Westbound & Down Brewery. The brewery opened in December of 2015. In 2018, the Company was formed as a holding company to effect a plan to expand the business and the members of DBC Trading Post II became shareholders in the Company. Today, the Company has 5 brewpub locations in Lafayette, Idaho Springs, Basalt, Aspen and Downtown Denver and also operates two warehouses. The Company plans to continue to expand and to add additional locations in Colorado and outside of Colorado over the next several years. The Company recently signed a letter of intent to purchase a location in Denver to expand its Denver operations.

The Company plans to significantly expand its business, build out its infrastructure and increase sales and marketing efforts. Any capital we raise in the future will provide us necessary working capital for our planned expansion, to build out our infrastructure and to increase sales and marketing efforts as we continue to aggressively grow and expand our infrastructure and business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Westbound & Down Brewpubs	Provide food, hospitality and craft beer at 5 brewpub locations throughout Colorado.	Individuals who live in Colorado enjoy great food and beer. The Company has plans to expand into other states in the future.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, taste, value and packaging are key differentiators.

The Company's primary competitors are restaurants and craft beer manufacturers in Colorado, which will also include restaurants and craft beer manufacturers in other states the Company expands into in the future.

Customer Base

The Company's target customer base is primarily individuals who live in Colorado and enjoy great food and beer. The Company has plans to expand into other states in the future.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5013527	"WESTBOUND & DOWN"	Trademark and Service Mark	October 10, 2014	August 2, 2016	USA
5239783	"WESTBOUND & DOWN BREWING COMPANY"	Trademark and Service Mark	July 15, 2016	July 11, 2017	USA
5540214	"COLORADO PRIDE"	Trademark	January 8, 2018	August 14, 2018	USA
5005251	"COLORADO PALE ALE"	Trademark	February 25, 2015	July 19, 2016	USA
5132428	"DEN'VAR PILS"	Trademark	June 2, 2016	January 31, 2017	USA
5132428	"THE COLORADAN"	Trademark	January 8, 2018	March 19, 2019	USA
2643676	"WESTBOUND"	Trademark	June 3, 1999	October 29, 2002	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the sale of beer, both in brewpubs and through sales to out of state distributors, is highly regulated and the Company operates under granted licenses. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jacob Gardner	CEO and Director of Brewing Operations	CEO and Director of Brewing Operations of Westbound & Down Brewing, Inc. (and its predecessor), 2015 - Present Responsible for general CEO responsibilities and brewing operations.	University of Colorado, B.A., English, 2011
Geoffrey McFarlane	Chief Financial Officer	Chief Financial Officer of Westbound & Down Brewing, Inc., 2026 – Present Responsible for leading finance, accounting, FP&A, treasury, and investor relations. CEO and CFO at Winc, Inc., 2011 - 2025 Responsible for general CEO duties, strategy and financial matters.	Denver University, B.S., Real Estate and Finance
Jed MacArthur	Secretary, Property Acquisition Specialist, Founder and Director	Secretary, Property Acquisition Specialist, Founder and Director of Westbound & Down Brewing, Inc. (and its predecessor), 2015 - Present Responsible for corporate secretary activities and identifying property locations for the business. Real Estate Broker at RE/MAX, 2001 – Present Responsible for commercial real estate broker activities.	Colorado State University, B.S., Business, 2000
Matt Husted	Director of Hospitality	Director of Hospitality of Westbound & Down Brewing, Inc., 2023 - Present Responsible for streamlining the food and beverage	Colorado State University, Bachelors, Business, 2000

		operations at all Westbound & Down's properties, ensuring they continue to deliver exceptional quality and service. Director of Hospitality I.E. Hospitality, 2017 - 2023 Responsible for operations.	
Casey Taylor	Director of Culinary & Brewpub Operations	Director of Culinary and Brewpub Operations of Westbound & Down Brewing, Inc., 2021 - Present Responsible for culinary decisions and brewpub operations.	Graduated High School, 1998
Daniel Brown	Director	Director of Westbound & Down Brewing, Inc., 2015 - Present Responsible for Board oversight.	Colorado State University, Bachelors, Business, 1998
Lindsay McFarlane	Director	Director of Westbound & Down Brewing, Inc., 2023 - Present Responsible for Board oversight. Ruffin Solutions, 2015 – Present Responsible for managing employee benefits.	Colorado State University, Sport Medicine, 2005

Biographical Information

Jacob Gardner: Jake is the CEO and Director of Brewing Operations for the Company. He is unsung hero behind the brewery's exceptional beers. With locations in Idaho Springs, Lafayette, and a bustling taproom in downtown Denver, Jake's focus isn't on crafting recipes but on perfecting the brewing process to elevate every beer's flavor and quality. His meticulous attention to detail has earned Westbound & Down significant accolades, including the 2019 brewer of the year at the Great American Beer Festival and the 2nd most total awards in the country in the last 5 years. His dedication and love for brewing are evident in every pint.

Geoffrey McFarlane: Geoff is the Chief Financial Officer of the Company, where he leads finance, accounting, FP&A, treasury, and investor relations. With over 20 years of financial leadership experience across consumer goods, SaaS, manufacturing, and hospitality, Geoffrey has a proven track record of scaling high-growth businesses, leading successful fundraising rounds, driving operational efficiency, and executing M&A transactions. Prior to joining the Company, he served as CEO and CFO at Winc, where he grew the company from start up to over $75MM in revenue. Earlier in his career, Geoffrey held roles at Voyage Mobile, Inc, Pizza Republica and Amass Brands, where he gained deep expertise in scaling brands and financing for small businesses. He is passionate about building high-performing teams, and translating financial strategy into business outcomes.

Jed MacArthur: Jed is the Secretary, Property Acquisition Specialist, Founder and Director of the Company. Jed combines a deep passion for craft beer with an exceptional knack for identifying prime locations. With extensive experience at RE/MAX and a background in architecture, construction management, and developers, makes him a pivotal figure in driving the brand's growth through smart real estate decisions. Jed's ability to scout and secure the right locations has been integral to Westbound & Down's expansion strategy, ensuring each new site resonates with the community and aligns with the brand's ethos. His commitment to excellence and a keen understanding of the market dynamics help Westbound & Down create spaces where craft beer enthusiasts can gather, connect, and enjoy memorable experiences. Jed continues to play a vital role in shaping the brewery's footprint and fostering a thriving community around each new venture.

Matt Husted: Matt is the Director of Hospitality for the Company. He is a visionary leader committed to pioneering outstanding dining experiences and enhancing the hospitality landscape in Colorado. His expertise and leadership have been pivotal in the success of several prestigious organizations, including Bareburger International and Id Est Hospitality Group. Matt's influence helped establish multiple Michelin Star restaurants throughout Colorado. He now brings his extensive experience and innovative approach to Westbound & Down Brewing Company, aiming to elevate their dining experiences across Colorado and beyond. Matt will streamline the food and beverage operations at all of Westbound & Down's properties, ensuring they continue to deliver exceptional quality and service.

Casey Taylor: Casey is the Director of Culinary and Brewpub Operations for the Company. Chef Casey has extensive experience with international corporations and Denver's top eateries where he drove culinary innovation and operational excellence. Starting his career with The Brinker Corporation, Casey launched over 60 restaurants worldwide, refining his skills in kitchen management and menu development. His journey continued in Denver, where he mastered fine dining, and creative cuisine alongside renowned chefs. At Westbound & Down, Casey's passion for food and beer comes together, crafting unique dishes that pair perfectly with the brewery's offerings. He has successfully ideated and executed Westbound & Down's Fast-Casual Concept, showcasing his ability to innovate and adapt. His commitment to flavor innovation and quality ensures exceptional dining experiences, from creative beer-infused recipes to memorable food pairings.

Daniel Brown: Dan is a Director of the Company. A northern Colorado native, Dan grew up in one of the largest agricultural producing counties in the country where he developed an up-close appreciation for that way of life. During high school and college, he would work on his close friends' feedyard to drive that appreciation to a new level. A graduate of CSU with a Bachelor's in Business, Dan worked in sales directly out of college trying his hand in a couple different industries. He finally settled on the residential mortgage industry in 2002 where unbeknownst to him at the time it would become his long-term career. In 2004, Dan started his own mortgage company, Spire Financial. From very meager beginnings at a dining room table, Dan would eventually turn Spire Financial into a multi-state organization with 200 employees funding approximately $1.2B annually. In 2015, Dan and two friends opened their first Westbound & Down brewpub in Idaho Springs, CO. The three shared an appreciation for the Colorado craft beer industry that led them to decide to jump in. Fast forward and there are currently five locations in the portfolio and growing quickly. The Company is the most awarded brewery in the state since 2019 and the second most awarded brewery in America over that span. In 2020, Dan came back to his roots in a way he never imagined. He began feeding cattle on the very feedyard his friends own to this day. Dan left Spire Financial in 2023 to fully focus on the Company, as well as cattle feeding and the retail arm he would open to the public in Fall of 2023, Rugby Scott. While not working you'll find Dan with his family and friends enjoying the beautiful Rocky Mountains or traveling. Dan loves to cook in his free time and loves trying new restaurants either domestically or abroad.

Lindsay McFarlane: Lindsay is a Director of the Company. Lindsay has worked in sales and employee benefits management for her career. She has been with Ruffin Solutions for the past 10 years helping small businesses manage benefits and retention as a key consultant. She brings a broad view of the market and great generalist perspective to her board role at the Company. Lindsay graduated from Colorado State University in 2005 with a major in Sports Medicine.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 143 employees. The Company also utilizes independent contractors and advisors.

CO-ISSUER

Westbound & Down Brewing CF Investors SPV, LLC is the Co-Issuer (the "**Co-Issuer**"), and is located at 2755 Dagny Way, Unit 101, Lafayette, CO 80026, United States

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Second Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

On February 20, 2025, the Company filed a Second Amended and Restated Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue was increased to 21,000,000, consisting of (i) 20,000,000 shares of common stock, par value $0.0001 per share (the "*Common Stock*"), of which 15,000,000 shares are designated as Class A Common Stock (the "*Class A Common Stock*") and 5,000,000 shares are designated as Class B Common Stock (the "*Class B Common Stock*"), and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the "*Preferred Stock*"). In connection with the Second Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis. Additionally, the Company has established the 2018 Equity Incentive Plan, for which 1,500,000 shares of Class A Common Stock are authorized for issuance thereunder.

As of the date of this Form C-AR, (i) 8,425,080 shares of Class A Common Stock; (ii) 1,171,278 (estimated) shares of Class B Common Stock; and (iii) 708,312 shares of Series Seed Preferred Stock are issued and outstanding. Additionally, there are 1,239,582 options to purchase Class A Common Stock issued and outstanding and 260,418 awards are available for issuance under the 2018 Equity Incentive Plan.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	8,425,080
Par Value Per Share	$0.0001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class A Common Stock which may dilute the Security.

Type	Class B Common Stock
Amount Outstanding	1,171,278*
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class B Common Stock which may dilute the Security.

* Estimated figures as this Regulation CF offering is still ongoing. Includes estimated bonus shares.

Type	Series Seed Preferred Stock
Amount Outstanding	708,312
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $1.20 per share, subject to adjustment; (b) Right to receive dividends at an annual rate of 12% prior when declared (non-cumulative) prior to and in preference to the Common Stock; (c) Liquidation Preference equal to Original Issue Price, plus any dividends declared but unpaid; (d) Right to convert into Class A Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion, subject to adjustment; and (e) Automatic conversion into Class A Common Stock upon the closing of a firm commitment public offering resulting in at least $50 million of gross proceeds to the Company or upon the consent of a majority of the Requisite Holders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Series Seed Preferred Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Options to Purchase Class A Common Stock
Shares Issuable Upon Exercise	1,239,582
Voting Rights	The holders of Options to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class A Common Stock which may dilute the Security.

Voting and Control

Each Investor who purchased the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result, Investors have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Outstanding Debt

As of the date of this Form C-AR, the Company has the following outstanding debt:

Type	SBA Loan with Live Oak (as of December 31, 2025)
Principal Amount Outstanding	$2,321,761
Interest Rate and Amortization Schedule	Prime Rate plus 1.25% per annum. Interest rate is adjusted quarterly. Installment payments, including principal and interest of $34,000.26 monthly. The balance of principal and interest will be payable ten (10) years from the date of the promissory note.
Description of Collateral	All assets.
Maturity Date	November 29, 2033

Type	Loan with Evergreen National Bank
Principal Amount Outstanding	$1,435,602
Interest Rate and Amortization Schedule	6.5% per annum for the first 60 months and then 8.5% annum thereafter. Installment payments, including principal and interest of $19,429 monthly, which increases to approximately $22,655.27 each month as of the fifth anniversary of the loan.
Description of Collateral	All assets.
Maturity Date	April 5, 2048

Type	Equipment Finance Loans with Navitas (4 in total)
Principal Amount Outstanding	$187,738
Interest Rate and Amortization Schedule	Installment payments for each loan as follows: Loan 1: $558.38 per month Loan 2: $678.09 per month Loan 3: $1,108.90 per month Loan 4: $2,116.32 per month
Description of Collateral	Secured by Financed Equipment
Maturity Date	Loan 1: June 1, 2026 Loan 2: June 10, 2029 Loan 3: October 25, 2029 Loan 4: March 31, 2030

Type	PEAC Equipment Finance Loan
Principal Amount Outstanding	$101,164
Interest Rate and Amortization Schedule	Installment payments, including principal and interest, of $3,102.75 monthly
Description of Collateral	Secured by Financed Equipment
Maturity Date	December 2, 2029

Type	AFG Equipment Finance Loan*
Principal Amount Outstanding	$63,320
Interest Rate and Amortization Schedule	Installment payments, including principal and interest, of $1,760.55 monthly
Description of Collateral	Secured by Financed Equipment
Maturity Date	*

*This loan is not yet fully funded. The maturity date will be 60 months from the date of full funding.

Type	Unsecured Loan from Shareholders
Principal Amount Outstanding	$350,000 (two loans of $200,000 and $150,000)
Interest Rate and Amortization Schedule	5% for month one and 1.25% per month thereafter
Description of Collateral	Unsecured
Maturity Date	December 31, 2026

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,080,643	679,670	Expansion, General Working Capital and Aspen Brewing Company Purchase	Various dates between July 18, 2023 and November 15, 2023	Regulation D Rule 506(b)
Series Seed Preferred Stock	$850,000*	708,312	N/A	April 24, 2023	Section 4(a)(2)
Common Stock	$774,994	525,155	Expansion and General Working Capital	Various dates between October 29, 2024 and January 31, 2025	Regulation D Rule 506(b)
Option to Purchase Common Stock	$0	525,000	N/A	July 11, 2023	Rule 701
Class B Common Stock	$1,210,237	584,639**	Expansion and General Working Capital	Various dates between April 18, 2025 and June 11, 2025	Reg CF
Option to Purchase Class A Common Stock	$0	429,639	N/A	August 26, 2025	Rule 701
Class B Common Stock	$1,153,116	586,993***	Expansion and General Working Capital	Various dates between October 10, 2025 and March 16, 2026	Reg CF

* Shares issued as a result of the conversion of $850,000 in promissory notes.
** Included 45,428 bonus shares issued pursuant to the Reg CF Offering
*** Estimated figures as this Regulation CF Offering is still ongoing. Includes estimated bonus shares.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Brown	2,034,931 shares of Class A Common Stock 354,156 shares of Series Seed Preferred Stock	23.18%
The McFarlane Family Trust*	1,806,600 shares of Class A Common Stock 354,156 shares of Series Seed Preferred Stock**	20.97%

* Lindsay McFarlane, a Director of the Company, is the wife of one of the beneficiaries of The McFarlane Family Trust.

** These shares were issued directly to Susan McFarlane, a beneficiary of The McFarlane Family Trust, and are included in the total holdings.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $465,363 in cash and cash equivalents, and when combined with expected operating performance, leaves the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In 2025 and 2026, the Company conducted two Regulation CF offerings and raised $1,210,237 and $1,153,116, respectively, in exchange for the issuance of an estimated 584,639 and 586,993 shares of Class B Common Stock, respectively (including estimated Bonus Shares).

The Company has historically been capitalized from existing operations and by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On January 28, 2025, the Company entered into a Promissory Note agreement previously approved in 2023 to lend funds to Jed MacArthur, a director of the Company, in the amount of $133,000. The note carries an annual interest rate of 1% and matures on December 31, 2035.

(b) In December 2024, the Company entered into promissory note agreements with Daniel Brown, a director of the Company, and Susan McFarlane, a shareholder of the Company, in the amount of $50,000 and 200,000, respectively. The notes bear an interest rate of five percent (5%) per month for month one, and then one and one-quarter percent (1.25%) each month thereafter the notes remain outstanding. The maturity date of the notes for each note was December 31, 2025. In August 2025, the Company repaid the note with Daniel Brown. The Company paid Susan McFarlane $50,000 in the Fall of, 2025 and extended the maturity date for the remaining principal balance of $150,000 to December 31, 2026.

(c) In January 2025, the Company entered into promissory note agreement with Travis Gardner, one of the minority shareholders of the Company, in the amount of $200,000. The note bears an interest rate of five percent (5%) per month for month one, and then one and one-quarter percent (1.25%) each month thereafter the note remains outstanding. The maturity date of the note was originally set to December 31, 2025 and was subsequently extended to December 31, 2026.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 29, 2026

Westbound & Down Brewing, Inc.



Consolidated balance sheet

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	$365,232.73
Accounts Receivable	$384,582.83
Other Current Assets	$889,870.08
Total for Current Assets	**$1,639,685.64**
Fixed Assets	$5,377,284.12
Other Assets	$114,242.37
Total for Assets	**$7,131,212.13**
Liabilities and Equity	
Liabilities	
Current Liabilities	$1,358,859.87
Long-term Liabilities	$7,667,011.76
Total for Liabilities	**$9,025,871.63**
Equity	-$1,894,659.50
Total for Liabilities and Equity	**$7,131,212.13**

2025 Profit and Loss

Sales	$	11,440,867
COGS	$	4,127,517
Gross Profit	$	7,313,350
Labor	$	4,276,212
Prime Cots Profit	$	3,037,138
Operating expenses	$	4,020,665
EBITDA	$	(983,527)
Interest	$	475,657
Depreciation	$	113,254
Loss on Asset Sale	$	1,106,057
Other Income	$	403,034
Net Income	$	(2,275,460)